Scream Experiences, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

SCREAM EXPERIENCES, INC

BALANCE SHEET

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	504,481	$	313,956
Inventory		182,131		158,250
Prepaids and Other Current Assets		23,820		8,096
Total Current Assets		**710,432**		**480,302**
Trucks, Property and Equipment, net		3,095,770		3,544,636
Intangible Assets		621,608		665,306
Security Deposit		46,810		28,500
Total Assets	$	**4,474,621**	$	**4,718,743**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	181,910	$	187,636
Current Portion of Truck Leases, Loans, Notes				798,782
Other Current Liabilities		74,802		65,981
Total Current Liabilities		**256,712**		**1,052,398**
Truck Leases, Promissory Notes and Loans		2,549,065		1,886,081
Line of Credit		250,000		
Related Party Notes Payable		1,200,000		400,000
Total Liabilities		**4,255,777**		**3,338,479**
STOCKHOLDERS EQUITY				
Common Stock				553
Series Seed 1 Preferred Stock				288
Series Seed 2 Preferred Stock				127
Series Seed 3 Preferred Stock				175
Additional Paid in Capital		7,631,640		5,929,029
Retained Earnings/(Accumulated Deficit)		(7,412,797)		(4,549,909)
Total Stockholders' Equity		**218,844**		**1,380,264**
Total Liabilities and Stockholders' Equity	$	**4,474,621**	$	**4,718,743**

See accompanying notes to financial statements.

SCREAM EXPERIENCES, INC

STATEMENT OF OPERATIONS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Gross Revenue	$	3,704,204	$	3,007,857
Discounts/Refunds		(118,244)		(125,026)
Net Revenue		3,585,960		2,882,831
Cost of Goods Sold		3,468,380		3,019,642
Gross profit		117,579		(136,811)
Operating expenses				
General and Administrative		1,459,034		1,293,935
Sales and Marketing		54,013		69,975
Total operating expenses		1,513,047		1,363,910
Operating Income/(Loss)		(1,395,468)		(1,500,721)
Interest Expense		22,206		12,995
Depreciation and Amortization Expense		1,438,041		1,096,115
Other Loss/(Income)		7,173		14,222
Income/(Loss) before provision for income taxes		(2,862,888)		(2,624,052)
Provision/(Benefit) for income taxes				-
Net Income/(Net Loss)	$	(2,862,888)	$	(2,624,052)

See accompanying notes to financial statements.

SCREAM EXPERIENCES, INC

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,862,888)	$	(2,624,052)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,029,422		669,180
Amortization of Intangible Assets		408,619		292,897
Changes in operating assets and liabilities:				
Inventory		(23,882)		(26,293)
Prepaids and Other Current Assets		(15,724)		(8,096)
Credit Cards		(5,726)		44,340
Other Current Liabilities		8,822		41,037
Security Deposit		(18,310)		(2,709)
Net cash provided/(used) by operating activities		**(1,479,667)**		**(1,613,697)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Trucks, Property and Equipment, net		(714,594)		(1,742,371)
Investment in Software Development		(364,922)		(581,681)
Net cash provided/(used) in investing activities		**(1,079,516)**		**(2,324,052)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		1,036,723		824,996
Borrowing on Related Party Notes Payable		800,000		400,000
Repayment of Related Party Notes Payable				
LINE OF CREDIT		250,000		
Borrowing on Promissory Notes and Loans		662,985		1,053,718
Net cash provided/(used) by financing activities		**2,749,708**		**2,278,713**
Change in Cash		190,525		(1,659,035)
Cash—beginning of year		313,956		1,972,992
Cash—end of year	$	**504,481**	$	**313,956**
		504481		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	$	(0)		
Cash paid during the year for interest			$	-
Cash paid during the year for income taxes			$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for			$	-
Issuance of equity in return for note				-
Issuance of equity in return for accrued payroll and other liabilities				

Scream Experiences, Inc.
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Common Stock	553	553
Series Seed 1 Preferred Stock	288	288
Series Seed 2 Preferred Stock	127	127
Series Seed 3 Preferred Stock	175	175
Additional Paid-in Capital	5,929,029	7,631,640
Retained Earnings / (Deficit)	(7,412,797)	(4,549,909)
Total Stockholders' Equity	**218,844**	**1,380,264**

Scream Experiences, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Scream Experiences, Inc. (the "Company") is a corporation organized on February 20, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.